Mail Stop 4561

      December 29, 2005



Mr. Danny Weibling
Treasurer
International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, Wisconsin  53151

Re:	International Monetary Systems, Ltd.
Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      File No. 0-30853

Dear Mr. Weibling:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2004

Certifications, pages 21 to 22
1. Please amend certification paragraphs 4 through 6 for consistency with Item 601 of Regulation S-B.

Revenue Sources, page F-9
2. We note your disclosure of your various revenue sources. Please expand your disclosure to indicate for each of the revenue sources, your accounting policy for revenue recognition. Additionally, we note from your disclosure that some barter network members issue trade certificates which are redeemable for their goods and services.
Help us to understand the impact to your business when such trade certificates are issued. For instance, does such a transaction generate transaction fees in cash or trade dollars for your business even though a sale of goods and services has not been culminated. What is your accounting policy for such revenues, your basis in GAAP for such treatment, and what other factors did you consider in reaching your conclusion on how to account for such transactions?
3. We note from your disclosure that revenues are generated from various fees for services which you provide and from the purchase and sale of merchandise. Separately state those revenues derived from the sale of tangible products from your revenues generated through the provision of services in your consolidated statements of income in accordance with Rule 5-03 of Regulation S-X.

Note 3 - Other Intangible Assets, page F-13
4. Please provide us with your basis for assigning a 15-year life to your membership lists. Please explain the nature of the customers comprising the lists and include a discussion of historical factors considered such as attrition.

Stock Options, page F-21
5. We note your disclosure that compensation cost based upon SFAS
123
is not estimable.  Please clarify what you mean by this disclosure as
we do not understand how you met the requirements under paragraph
45
of SFAS 123. Additionally, provide the required disclosures under paragraphs 46 to 48 of SFAS 123.

Discontinued Operations, page F-23
6. We note that you recorded losses from your printing businesses during 2004 when these business were discontinued during 2003. On page 8, you appear to attribute the $67,966 of pre-tax losses during
2004 to additional write-offs taken on the assets of these discontinued businesses. Please advise us of how you evaluated these assets for impairment during 2003 and help us to understand how you determined that the timing of your 2004 write-offs was appropriate.

Prior Period Adjustment, page F-24
7. It appears to us from your disclosure that you have not accounted for the prior period adjustment by restating the 2003 financial statements. Please advise us of the manner in which you have accounted for the prior period adjustment and your basis in GAAP for such treatment. Reference is made to paragraph 18 of APB Opinion No.
9. Additionally, please provide the disclosures required under paragraph 26 of APB Opinion No. 9.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Business Acquisitions, page 8
8. It appears to us that the acquisition of Barter Business Unlimited, Inc. during May 2005 has a greater than 20% significance level. Please provide your significance calculation if you have determined that this is not the case. Additionally, please provide financial statements of this significant acquired business within
a
Form 8-K filing.   Reference is made to Item 310 (c) of Regulation
S-
B.
9. Based upon your disclosure, there appears to be a discrepancy between the discounted purchase price and the fair value of the assets acquired. Please explain the discrepancy and tell us how you are accounting for the accretion of the promissory note.
10. We note from your Form 8-K that there is a covenant not to compete related to that transaction. Please tell us whether you have separately assigned any value to that agreement. Also, tell us what useful life you have assigned to the asset if you have separately assigned value to it.
11. Related to all your acquisitions, we note that common stock issued can usually be put to IMS for the guaranteed value at the option of the sellers. Please explain why you have included these securities in permanent equity instead of the temporary equity. Refer to EITF D-98 and ASR 268.
12. Please explain to us how you have accounted for the convertible promissory notes issued during the year. Also, explain whether these notes are considered "conventional convertible debt instruments" as discussed in EITF 00-19 and EITF 05-2 and how that determination was made. Please cite the relevant terms of the notes in your response.
Finally, tell us whether you have recorded a beneficial conversion feature and how that amount was determined.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Weibling
International Monetary Systems, Ltd.
December 29, 2005
Page 5